UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: Resignation of Non-Executive Director

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

RESIGNATION OF NON-EXECUTIVE DIRECTOR

AngloGold Ashanti plc (the “Company”) announces that Scott Lawson has resigned as independent non-executive director of the Company with effect from 15 October 2024.

Mr. Lawson has made an important contribution to the Company during his tenure, bringing to bear his significant experience in the industry. The Board offers him its sincere thanks and wishes him the very best in his future endeavours.

ENDS
16 October 2024

London, Denver, Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

Notes: Other than fees accrued up to the date he ceased to be a director, no other remuneration payment will be made by the Company to Mr Lawson after he ceases to be a non-executive director, nor will any payment for loss of office be made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 16 October 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary